SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13G
                                  (AMENDMENT NO. 1)

                      UNDER THE SECURITIES EXCHANGE ACT 1934(1)


                                 SETO HOLDINGS, INC.
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                                   (Name of Issuer)

                            COMMON STOCK, $.001 PAR VALUE
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                            (Title of Class of Securities)

                                      0008166321
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                                    (CUSIP Number)

                                  DECEMBER 31, 1998
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                Date of Event Which Requires Filing of this Statement


          Check the appropriate box to designate the rule pursuant to which this Schedule is filed

               [ ]  Rule 13d-1(b)

               [X]  Rule 13d-1(c)

               [ ]  Rule 13d-(d)



          -------------

          1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                      Page 1 of 4 Pages

          -------------------------
          CUSIP No. 0008166321
          -------------------------

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          1    NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Alan Gelband
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          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [X]
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          3    SEC USE ONLY

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          4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
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          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

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               5    SOLE VOTING POWER

                         850,000 shares
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               6    SHARED VOTING POWER

                         -0-
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               7    SOLE DISPOSITIVE POWER

                         850,000 shares
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               8    SHARED DISPOSITIVE POWER

                         -0-
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          9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    850,000 shares
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          10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
               CERTAIN SHARES*                                          [ ]
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          11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                    7.3%
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          12   TYPE OF REPORTING PERSON*

                    IN
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                         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                     SCHEDULE 13G
                                     ------------

               Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934 (the "Exchange Act"), this Amendment No. 1 amends that certain Schedule 13G (the "Schedule"), filed for an event of April 9, 1998 by Alan Gelband, Alan Gelband Company, Inc. and Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust with respect to the common stock, par value $.001 per share ("Common Stock"), of Semicon Tools, Inc., a Nevada corporation ("Semicon"). The number of shares of Common Stock outstanding gives effect to a restructuring of Semicon at which time Semicon changed its name to Seto Holdings, Inc. ("Seto Holdings").
          Unless otherwise indicated herein, capitalized terms used herein have the meanings ascribed to them in the Schedule. Except as otherwise expressly indicated below, the information contained in the Schedule, as amended to date, remains in effect.


          ITEM 1(a).     NAME OF ISSUER:
                         ---------------

                              Seto Holdings, Inc.


          ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICES:
                         ----------------------------------------------

                              554 North State Road
                              Briarcliff Manor, New York 10510


          ITEM 2(a).     NAME OF PERSON FILING:
                         ---------------------

                              Alan Gelband ("Gelband")


          ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                         ------------------------------------

                              575 Madison Avenue, 7th Floor
                              New York, New York 10022


          ITEM 2(c).     CITIZENSHIP:
                         -----------

                              U.S.A.

          ITEM 4.        OWNERSHIP.
                         ---------

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                    (a)  Amount beneficially owned:  850,000 shares.*
                                                    ---------------

                    (b)  Percent of class:  7.3%.
                                         -------

                    (c)  Number of shares as to which such person has:

                         (i)    Sole power to vote or direct the vote
                                850,000 shares.
                                --------------

                         (ii)   Shared power to vote or direct the vote
                                  -0-.
                                 -----

                         (iii)  Sole power to dispose or direct the
                                disposition of  850,000 shares.
                                               ---------------

                         (iv)   Shared power to dispose or direct the
                                disposition of  -0-.
                                              -------


                                      Page 3 of 4 Pages

               * Includes shares of Common Stock beneficially owned by (i) Alan Gelband Company, Inc. of which Gelband is the sole stockholder and (ii) Alan Gelband Company, Inc. Defined Contribution Pension Plan and Trust of which Gelband is a trustee and the sole beneficiary and has sole dispositive and voting power with respect to its securities. The number of shares includes 300,000 shares of Common Stock underlying presently exercisable options expiring on June 9, 2000.

               The number of shares beneficially owned and the percentage of outstanding shares represented thereby, by the Reporting Person have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership described above is based on 11,723,500 shares of Common Stock outstanding as reported in Seto Holding's Quarterly Report on Form 10-QSB for the quarterly period ended October 31, 1998.


          ITEM 10.  CERTIFICATION.
                    -------------

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                      SIGNATURE
                                      ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Date:  January 26, 1999


                                             /s/  Alan Gelband
                                             ------------------------------
                                                  Alan Gelband


                                      Page 4 of 4 Pages